August 3, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Loral Space & Communications Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 15, 2010 (File No. 001-14180)

Dear Mr. Spirgel:

On behalf of Loral Space & Communications Inc. (“Loral” or the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the year ended December 31, 2009 filed on March 15, 2010 (the “Form 10-K”), contained in your letter dated August 2, 2010 to Michael B. Targoff, Chief Executive Officer and President of the Company (the “SEC Comment Letter”).

The Company advises the Commission that it intends to include disclosures responsive to the comment set forth in the SEC Comment Letter in its future filings with the Commission.  To facilitate your review, we have set forth your comment below with the Company’s corresponding response.

To the extent the response below reflects the opinions, views or analyses of the Company, it is based solely on information provided to us by the Company.

* * * * * * * * * *

Mr. Larry Spirgel
August 3, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed April 13, 2010

1.
Comment:  We note your response to comment four from our letter dated July 13, 2010.  In future filings, please describe how the SS/L New Business Benefit is calculated.  Explain how contributions of new business will be measured for purposes of the formula.  For example, will the targets be based upon expected revenues or income and will they be measured over the length of the contract?

Response:  The SS/L New Business Benefit component measures the total amount of expected contribution from new satellite awards won during the year over the length of each newly awarded contract.  Expected contribution is defined as total contract value less total estimated direct costs at completion, as measured at the end of the year of award.  In computing the new business benefit, for each new program booked during the year with warranty payback instead of orbital incentives, 10% of the expected contribution from the program is added to the achievement amount, and for each new program booked without any post in-orbit test risk (i.e., without either warranty payback or orbital incentives), an additional 2% of program contract value is added to the achievement amount.  Results are then compared with targets and the level of achievement is determined.

In future filings, the Company will include an explanation as to how SS/L New Business Benefit is calculated.  For an example of such future disclosure by the Company, please refer to the relevant section included in Amendment No. 1 to the Registration Statement of Space Systems/Loral, Inc.

In connection with this response letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 728-8239 with any further questions or comments.

Very truly yours,

/s/ Maurice M. Lefkort

Maurice M. Lefkort

Enclosures

cc:	Mr. Michael B. Targoff